FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of April, May and June, 2005

Commission File Number — 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s launches India’s first drug for treatment of diabetic foot ulcers,” April 7, 2005.

(2)	Press Release, “Dr. Reddy’s Announces District Court Ruling on Zyprexa®,” April 15, 2005.

(3)	Press Release, “Dr. Reddy’s FY05 revenue at Rs. 19,472 million; New income at Rs.211 million,” May 6, 2005.

(4)	Press Release, “Dr. Reddy’s wins WorldStar awards for anti-counterfeit and patient protection packaging Only pharmaceutical company from India to win the awards,” June 14, 2005.

(5)	Press Release, “Dr. Daniel Rader joins Dr. Reddy’s Laboratories Scientific Advisory Board,” June 21, 2005.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s launches India’s first drug for treatment of diabetic foot ulcers

Hyderabad, India, April 7, 2005

Dr. Reddy’s has launched Plermin (generic name: Recombinant Human Platelet Derived Growth Factor - rhPDGF), the first drug to be launched in India for the treatment of diabetic foot ulcers. The product will be available as a gel in 7.5 gm and 15 gm tubes.

Plermin represents the first and only therapeutic intervention for the treatment of diabetic foot ulcers, which are the leading cause of non-traumatic amputations in India. Majority of diabetic foot ulcers occur on account of neuropathy and it is estimated that approximately 40,000 patients undergo amputations each year.

rhPDGF( PLERMIN) is the first and only growth factor approved for managing this condition in India. It will enable significant reduction in the number of patients having to suffer the burden of foot or leg amputations in our country.

rhPDGF is one of the most widely studied biological growth factors and has shown to promote formation of granulation tissue, thereby enhancing the rate & speed of healing in diabetic foot ulcers. Several clinical studies have established its efficacy & safety in treating neuropathic diabetic foot ulcers.

Mr Satish Reddy, Managing Director and COO, Dr. Reddy’s said, “The launch of Plermin marks a significant step for Dr. Reddy’s in the area of foot care and reinforces our commitment to those patients who develop foot ulcers due to neuropathy. PLERMIN, the first rhPDGF in India, is the only growth factor that is widely studied and proven to offer faster healing of ulcers. The introduction of Plermin in India coincides with the theme of World Diabetes Day and underlines the important role of foot care in reducing amputations”.

Approximately 3.2 crore Indians suffer from diabetes (Source: WHO, year 2000) making India as the country with largest number of diabetics. WHO estimates that this figure may rise up to 7.9 crore by 2030. Fifteen per cent of diabetics are potentially prone to develop diabetic foot ulcers. In addition to representing a significant economic burden, limb amputation is associated with high morbidity, increased risk of further amputation and a 5-year mortality rate of 40% to 60%.

Dr. Reddy’s has also launched a social initiative called “Save the Foot”. Under this initiative, Dr. Reddy’s intends to work closely with the medical community, social organizations and patients. Workshops will be conducted for doctors and awareness campaigns will be organized for patients to enable early detection and better management of diabetic neuropathy and diabetic foot ulcers.

Notes To The Editor

1.World Diabetes Day: It is organized by the International Diabetes Federation (IDF) and supported by the World Health Organization (WHO) and is the primary global awareness campaign of the diabetes world. World Diabetes Day is celebrated worldwide in more than 145 countries on the 14 th of November every year.

It was first introduced in 1991 in response to concern over the escalating incidence of diabetes around the world. Since then, it has grown in popularity and now unites more than 350 million people worldwide including opinion leaders, health-care professionals, patients, and the general public. Each year World Diabetes Day is centered on a theme related to diabetes. This year’s theme is “Diabetes and Foot Care.” For more details visit: www.idf.org

2.Diabetic neuropathy: High circulating blood sugar on long term causes a slow degeneration of the nerve endings.This results in alteration in sensation and in many cases loss of sensation/ function

3.Diabetic foot ulcer: Bare foot walking or ill fitting foot wear may cause minor injuries and the patient becomes unaware of these injuries due to partial or total loss of sensation at the lower extremities. Compounded by lowered local defense mechanism these small ulcers become chronic and non-healing by nature. Infections and continued pressure on the foot aggravate the extent and the severity of these ulcers.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Announces District Court Ruling on Zyprexa®

Hyderabad, India, April 15 2005:

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that the United States District Court for the Southern District of Indiana has issued an opinion following the completion of a trial on Eli Lilly’s U.S. Patent No. 5,229,382 relating to Zyprexa® and found the patent to be valid.

GV Prasad, CEO of Dr. Reddy’s Laboratories, said, “We are disappointed by the court decision and will appeal this decision to the Federal Circuit. Despite today’s adverse ruling, our strategy remains unchanged and we continue to make consistent progress towards building a sustainable generics business in the U.S.”

The court decision arises from a May 2001 suit filed by Eli Lilly against the Company alleging patent infringement on the ‘382 compound patent listed on the Orange Book. The trial was completed in April 2004.

As of December 31, 2004, Dr. Reddy’s ANDA pipeline comprises 39 ANDAs pending approval with the U.S. Food and Drug Administration.

About Dr. Reddy’s

Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.

The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information:

Media: R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s FY05 revenue at Rs. 19,472 million;
Net income at Rs.211 million

Hyderabad, India, May 6, 2005:

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its audited financial results for the year ended March 31, 2005.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company ‘s website at www.drreddys.com.

Key highlights

°	Revenues decline by 3% over FY04 to Rs 19.5 billion

°	Net profit declines to Rs 211 million for FY05 from Rs 2,474 million in FY04. This translates to a diluted EPS of Rs 2.76 as against Rs 32.32 in FY04.

Key Revenue Highlights

°	Revenue growth in Russia drives overall 18% growth in international branded formulations business.

°	Revenue growth in key products of omeprazole and amlodipine maleate drives Europe Generics growth of 44%.

°	Global sales of omeprazole at $45 million in FY05; Revenues in key markets of India, Russia and UK in excess of $10 million each.

°	New product launches in India contributed 6% of total revenues of Branded Formulations India segment.

°	Revenues in the emerging high-margin Custom Pharmaceutical Services business increase to Rs 312 million from Rs 113 million in FY04.

°	Revenues in the API business decrease by 9% to Rs 6.9 billion in FY05. This decline was primarily on account of the decrease in revenues from ramipril in Europe.

°	Revenues from the branded formulations business in India decreased by 8% to Rs 4.4 billion in FY05. This was primarily due to the negative impact of VAT in March 2005 and lower growth in some of the mature brands partially offset by the new product \ launches.

°	Generics business in North America decreased to Rs 2.2 billion from Rs 3.4 billion. This decline was primarily on account of the decline in revenues from fluoxetine and tizanidine due to sharp decline in prices arising out of increased competition from existing as well as new players.

Key Profit Highlights

°	Upfront license fees of Rs 288 million recognized for DRF 4158 and DRF 2593 on completion of all obligations under the respective agreements.

°	Increase in R&D investments by 27% to Rs 2.5 billion. This includes an income of Rs 96 million towards the R&D partnership with ICICI Venture for the US Generics portfolio as announced in March 2005

°	A one-time non-cash charge of Rs 277 million related to the acquisition of Trigenesis.

°	Full year forex loss of Rs 489 million compared to a forex gain of Rs 283 million in FY04

Commenting on the results, GV Prasad, Chief Executive Officer of Dr. Reddy’s Laboratories said, “We had a very challenging year with a significant decline in our net profits. This was due to a combination of factors. Our key products of fluoxetine and tizanidine in the US as well as ramipril in Europe witnessed significant competition resulting in a steep decline in the revenues with no off-setting new product launches. We also had to take 6.4 million dollars in non-cash charge towards our acquisition of Trigenesis.”

GV Prasad continued, “Despite the challenges that we face in the short-term, we will continue with the implementation of our strategy toward building a future of profitable growth and leadership for Dr. Reddy’s. We are working on initiatives to mitigate our R&D investments as we continue to invest in expanding our generic as well as innovation-led pipeline, which we believe is essential to drive long-term sustainable growth. Our recently announced partnership with ICICI Venture is our first step in that direction. We are also focusing on measures to control costs, drive productivity and process excellence across the organization. To sum up, we remain committed to meeting the objectives of the shareholders for a profitable and sustainable growth in the years to come and are determined to find ways to balance short-term profitability and long-term sustainable and profitable growth.”

INCOME STATEMENT FOR THE YEAR ENDED MARCH 31, 2005
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.62

EXTRACT FROM THE AUDITED INCOME STATEMENT

	FY05			FY04
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues (1)	446	19,472	100	460	20,081	100	(3)
Cost of revenues	215	9,386	48	214	9,346	47	0
Gross profit	231	10,086	52	246	10,735	53	(6)
Selling, General & Administrative Expenses	156	6,810	35	150	6,563	33	4
R&D Expenses (2)	58	2,526	13	46	1,992	10	27
In Process R&D Acquisition charge	6	277	1	0	0	0	—
Amortization Expenses	8	350	2	9	383	2	(9)
Other operating (income)/expense, net	(5)	(203)	(1)	(3)	(131)	(1)	26
Operating income before forex loss/(gain)	7	325	2	44	1,928	10	(93)
Forex Loss/ (Gain)	11	489	3	(6)	(283)	(1)	(NC)
Operating income/(loss)	(4)	(164)	(1)	51	2,211	11	(NC)
Equity in loss of affiliates	1	58	0	1	44	0	31
Other expenses/(income), net	(8)	(329)	(2)	(9)	(373)	(2)	(12)
Income before income taxes and minority interest	2	107	1	58	2,540	13	(96)
Income tax (benefit)/expense	(2)	(94)	(0)	2	69	0	(NC)
Minority interest	0	(10)	(0)	0	(3)	(0)	—
Net income	5	211	1	57	2,474	12	(91)
DEPS		2.76			32.32
Exchange rate		43.62			43.62
Key Balance Sheet Items
Cash and cash equivalents	213	9,288		100	4,376
Borrowings from banks	64	2,796		7	321
Investment securities	30	1,306		94	4,100

	FY05		FY04
Particulars	($)	(Rs.)%	($)	(Rs.)%	Growth %
Accounts receivable, net of allowances	82	3,587	86	3,730
Inventories	80	3,500	70	3,031
Property, plant and equipment, net	162	7,058	145	6,331

(1)	Income from Drug Discovery of Rs 288 mn relating to DRF 2593 & DRF 4158 income recognition

(2)	Income from ICICI venture funds toward Generics R&D partnership amounting to Rs 96 million

Segment Analysis

Active Pharmaceutical Ingredients (APIs)

°	Revenues at Rs 6.9 billion as against Rs 7.6 billion in FY04. YoY decline of 9%.

°	Revenues outside India at Rs 5.0 billion as against Rs 5.5 billion in FY04. YoY decline of 10%.

°	Europe contributed 16% of total revenues as against 21% in FY04. Revenue decline was mainly on account of decline in sales of Ramipril which contributed Rs 0.7 billion in revenues compared to Rs 1.2 billion in FY04. This was due to the fall in prices on account of increased competition.

°	Revenues in India at Rs 2.0 billion as against Rs 2.1 billion in FY04. Decline primarily on account of decrease in sales of key products such as ciprofloxacin, sparfloxacin and gatifloxacin.

°	Revenues in North America at Rs 1.8 billion as against Rs 1.9 billion in FY04.

°	The Company filed 9 US DMFs during the year taking the total filings to 65.

Generics

°	Revenues in this segment at Rs 3.6 billion as against Rs 4.3 billion in FY04.

°	North America contributed 62% to the total revenues and Europe contributed 37%.

°	Revenues in Europe grew by 44% to Rs 1.3 billion as against Rs 0.9 billion in FY04. Growth was driven by higher revenues from omeprazole and amlodipine maleate. Revenues from omeprazole grew by 33% to Rs 434 million as against Rs 325 million in FY04. Following the launch in March 2004, amlodipine maleate recorded full year revenues of Rs 220 million.

°	In North America, combined revenues from fluoxetine capsules 40mg and tizanidine tablets 2 & 4 mg declined to Rs 1.1 billion from Rs 2.4 billion in FY 04. This was largely due to intense competition from existing as well as new players in the market.

°	Revenues from new product launches in North America contributed to Rs 347 million. Of these, citalopram and ciprofloxacin together contributed Rs 319 million. Both captured significant market share in the range of 15-17%, despite stiff competition.

°	During the year, the Company filed 13 ANDAs, including 7 Non-Para IVs. This takes the total ANDAs pending at the USFDA to 45.

Branded Formulations — International

°	Revenues at Rs 3.5 billion, an increase of 25% over FY04. Growth was primarily driven by the performance of Russia & CIS markets.

°	Revenues in Russia grew by 18% to 2.1 billion as against Rs 1.8 billion in FY04. This was primarily driven by increase in sales from key brands such as Omez, Nise and Keterol.

°	Revenues in CIS markets grew by 31% to Rs 593 million as against Rs 452 million in FY05. Growth was primarily driven by Ukraine and Belarus.

°	Revenues in other international markets grew by 40% to Rs 613 million as against Rs 437 million in FY04. Growth was primarily driven by increased sales from South Africa, Venuezuela and UAE.

°	Revenues in Central & Eastern Europe grew by 39% to Rs 149 million as against Rs 107 million in FY04, mainly on account of better performance of Romania and Albania.

Branded Formulations — India

°	Revenues at Rs 4.4 billion, decrease of 8% over FY04.

°	New product launches contributed Rs 252 million (5.8% of total revenues) in FY05. As per ORG, company is ranked fourth on total value of new product launches. (Source: ORG IMS MAT March 2005)

°	Contribution from new product launches was offset by lower growth in mature brands as well as lower sales in March 2005 due to implementation of Value Added Tax system.

Other Businesses

°	Revenues in the critical care & biotechnology segment at 527 million, an increase of 28%. This was mainly on account of growth in our critical care division by Rs 83 million.

°	Revenues from custom pharmaceutical services increased by 175% to Rs 312 million from Rs 113 million in FY04. Growth was driven by increase in customer base and product portfolio.

°	Revenues from drug discovery at Rs 288 million. During the year, the company recognized upfront license fees relating to DRF 2593 and DRF 4158 on completion of all obligations under the respective agreements.

Income Statement Highlights

°	Gross profit margins on total revenues at 52% as against 53% in FY04. This was primarily on account of decline in revenues in Europe API, India formulations and US generics businesses.

°	R&D investments increase by 27% to Rs 2.5 billion as against Rs 2.0 billion in FY04. As a % of revenues, R&D expenditure is at 13% as against 10% in FY04. This includes an income of Rs 96 million towards the R&D partnership with ICICI Venture for the US Generics portfolio as announced in March 2005

°	In Drug Discovery and Specialty businesses, the Company invested 43% of the total R&D investments. During the year, we initiated our first ever clinical trials outside India on two NCE assets — DRF 10945 and RUS 3108.

°	During the year, the Company filed 13 ANDAs and 9 DMFs with the U.S.FDA. Of the total ANDA filings, 7 were non Para IVs. Till date, the Company has filed a total of 60 ANDAs. Of these, 15 have been approved and 45 are pending approval with the U.S.FDA.

°	During the fourth quarter, the company recorded a one-time non-cash charge of Rs 277 million related to our acquisition of Trigenesis.

°	Selling, General & Administration (SG&A) expenses increased by 4% to Rs 6.8 billion. As a % to revenues, SG&A expenses are at 35% of total revenues as against 33% in FY04. This increase was primarily on account of increase in manpower cost which was offset by decrease in legal and professional charges.

°	Other income (net) decreased marginally to Rs 329 million from Rs 373 million in FY04. This includes net interest income of Rs 272 million.

°	Depreciation for the year is at Rs 959 million as against Rs 746 million for FY04.

°	Net income at Rs 211 million (1% of total revenues) as against Rs 2.4 billion (12% of total revenues) in FY04. This translates to a diluted EPS of Rs 2.76 as against Rs 32.32 in FY04.

°	During the year, the Company incurred capital expenditure of Rs 1.7 billion.

INCOME STATEMENT FOR THE QUARTER ENDED MARCH 31, 2005

All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.62

Extract from the Audited Income Statement for the year ended March 2005

	Q4 FY05			Q4 FY04
	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues	97	4,252	100	109	4,755	100	(11)
Cost of revenues	51	2,218	52	52	2,266	48	(2)
Gross profit	46	2,034	48	57	2,488	52	(18)
Selling, General & Administrative Expenses	39	1,721	40	48	2,080	44	(17)
R&D Expenses (1)	15	669	16	15	659	14	2
In-Process R&D acquisition charge	6	277	7	0	0	0	—
Amortization Expenses	2	87	2	2	94	2	(8)
Operating income before forex (gain)/loss	(16)	(720)	(16)	(8)	(345)	(7)	(109)
Forex Loss/ (Gain)	2	69	2	(1)	(46)	(1)	(NC)
Operating income	(18)	(789)	(19)	(7)	(299)	(6)	(163)
Equity in loss of affiliates	0	16	0	0	4	1	341
Other expenses/(income) net	(3)	(160)	(4)	(1)	(32)	(1)	401
Income before income taxes and minority interest	(15)	(645)	(15)	(6)	(271)	(6)	(137)
Income tax (benefit)/expense	(3)	(127)	(3)	(10)	(430)	(9)	(71)
Minority interest	0	(1)	(0)	0	(3)	(0)	(74)
Net income	(12)	(519)	(12)	4	162	3	(NC)

(1)	Income from ICICI venture funds toward Generics R&D partnership funds amounting to Rs 96 million

     Business Highlights

°	Revenues decreased by 11% to Rs 4.3 billion compared to Rs 4.8 billion in Q4 FY04.

°	In Branded Formulations business, revenues from Russia increased by 9% to Rs 431 million compared to Rs 395 million in Q4 FY04.

°	In Generics business, revenues from Europe increased by 55% to Rs 410 million compared to Rs 265 million in Q4 FY04. This growth was primarily driven by sales of omeprazole and amlodipine maleate.

°	In the critical care & biotechnology segment, revenues increased by 48% to Rs 133 million.

°	In custom pharmaceutical services business, revenues increased to Rs 91 million compared to Rs 53 million in Q4 FY04.

°	In Branded Formulations business, revenues from India decreased by 23% to Rs 832 million primarily due to lower sales in March 2005 on account of implementation of Value Added Tax system.

°	In API business, revenues from Europe decreased by 31% to Rs 305 million primarily due to the decline in revenues from ramipril.

     Income Statement Highlights

°	Gross Margins on total revenues at 48% of total revenues. This compares with gross margins of 52% in Q4 FY04. This decrease was primarily on account of decrease in sales of Europe API, India Formulations and US Generics businesses.

°	R&D expenditure increased by 2% to Rs 669 million from Rs 659 million in Q4 FY04. This includes an income of Rs 96 million towards the partnership deal with ICICI Venture. As a %, R&D expenditure is at 16% of total revenues as against 14% in Q4 FY04.

°	During the quarter, the company recorded a one-time non-cash charge of Rs 277 million related to the acquisition of Trigenesis.

°	Selling, General & Administration (SG&A) expenses decreased by 17% to Rs 1.7 billion. As a %, SG&A expenses are at 40% of total revenues as against 44% in Q4 FY04. The decrease was primarily due to decrease in legal & professional charges.

°	Net loss at Rs 519 million as against net income of Rs 162 million in Q4 FY04.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

°	Audited financial results for the year ended March 31, 2005 as required under Clause 41 of the listing agreement.

°	The Board has recommended a final dividend of Rs.5 per share of face value of Rs.5 each.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:

R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s wins WorldStar awards for anti-counterfeit and patient protection packaging

Only pharmaceutical company from India to with the awards

Hyderabad, India, June 14 2005:

Dr. Reddy ‘s Laboratories has been awarded the prestigious ‘WorldStar 2004’ Awards from the ‘World Packaging Organization’, for three of its products: ClearzTM, DocetereTM and MintopTM. Dr. Reddy’s is the only pharmaceutical company from India to be selected for the awards this year.

The WorldStar 2004 awards ceremony was held recently at Sao Paulo, Brazil. This is the third successive year for Dr. Reddy’s to win the WorldStar Awards. Dr. Reddy’s won the WorldStar 2003 award for Omez ® for its anti-counterfeiting features and the WorldStar 2002 award for NiseTM for its design excellence.

Mr Satish Reddy, Managing Director and COO, said, “These awards are a recognition of our efforts to prevent counterfeiting and ensure protection to patients using our products. We believe that excellence in product packaging is critical to ensuring the availability of safe and effective medicines.”

The World Packaging Organisation ( www.worldpackaging.org ) instituted these awards in 1970. Thirty two countries participated in the awards this year.

Notes to The Editor

The special features of the award winning products are as follows:

1. ClearzTM (skin moisturizing cream) : The pack has been developed with special attention to provide protection to the extremely oxygen-sensitive product. Its three-piece closure system with a narrow nozzle extends shelf life during storage and in use. The tear-off spacer ring prevents accidental puncturing of the tube, and also provides customer convenience. The hexagonal single-piece stand-up carton enhances the visual appeal.

2. DocetereTM (anti-cancer product): This is a cyto-friendly pack designed to provide customer convenience and avoid breakage through a special, transparent and removable lid. The packaging provides protection from contact with the product in case of accidental breakage of the vials, which might cause cancer to a healthy person.

3. MintopTM (solution used for prevention of hair loss): This has been developed as an aesthetically developed carton made of single-piece paperboard with a window and multiple compartments. The patented package design facilitates proper positioning of the components with special locking and cushioning features. The carton is printed on metallised BOPP film with graphics indicating product usage. It also has a special covert and overt anti-counterfeit features to counter duplication.

About Dr. Reddy’s

Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.

The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Media:
R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Daniel Rader joins Dr. Reddy’s Laboratories Scientific Advisory Board

Hyderabad, India, June 21 2005:

Dr. Reddy’s Laboratories announced today that Dr. Daniel Rader from University of Pennsylvania in Philadelphia has joined the company’s Scientific and Clinical Advisory Board.

Dr. Rader is a faculty in the Department of Medicine and the Director of Cardiovascular Metabolism unit at the Institute for Diabetes, Obesity and Metabolism. He is a global thought leader in the areas of dyslipidemia and cardiovascular disease. He is a physician scientist with an outstanding clinical and research track record in novel therapies to raise HDL and reverse heart disease.

Dr. Uday Saxena, Chief Scientific Officer, Dr. Reddy’s, said, “We are delighted with Dr. Rader’s addition to the advisory board. He brings world-class experience and knowledge, which will help us in the clinical development of DRF 10945, our drug candidate in clinical trials for HDL elevation/ triglyceride lowering and RUS 3108, currently in Phase-I clinical trials for treatment of heart disease. In addition, his research expertise will help our other emerging drug discovery programs in areas of diabetes, obesity and cardiovascular disease”.

Dr. Rader joins a very distinguished team of scientists and academicians at the Dr. Reddy’s Scientific Advisory Board, who include Dr. Henry Ginsberg, Dr. Ira Goldberg and Dr. Sampath Parthasarthy.

Dr. Henry Ginsberg is Professor of Medicine and Director of Irving Center for Clinical Research, Columbia University, New York. He is one of the world’s leading experts in metabolic syndrome, diabetes and dyslipidemia. Dr. Ira Goldberg is Professor of Medicine and Chief, Division of Preventive Medicine at Columbia University in New York, USA. He is a leading authority in the areas of lipid metabolism and atherosclerosis. Dr. Sampath Parthasarthy is the Frank Lowe Professor of Pathology and Director of Antioxidants and Oxidative stress Research at Louisiana State University in New Orleans. He is well reputed for his work in basic mechanisms of cellular oxidation in disease pathologies.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information:
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: July 15, 2005	By:	/s/ V. Viswanath
(Signature)*
V. Viswanath Company Secretary

*Print the name and title of the signing officer under his signature.